Exhibit 4.7

PEACE ARCH
ENTERTAINMENT GROUP INC.

September 15, 2003

Mara Di Pasquale
701 King St West, #1211
Toronto, Ontario
M5V 2W7

Re: Employment agreement

Dear Mara,

We are very pleased to offer you the position of CFO/COO for Peace Arch Entertainment Inc. (the Company), effective September 29, 2003. Your responsibilities and functions will include the responsibilities and functions as are usually performed by persons in such a position and as required by the Company including, not limited to, the functions and responsibilities set out in the job description to be attached to this agreement as Schedule "A". You will be reporting directly to Gary Howsam, the Chief Executive Officer for Peace Arch Entertainment Group Inc.

You will perform your services at the Company's offices that are currently located at 124 Merton Street, Suite 407, Toronto. You agree to travel to such locations and in such manner as may be required by the Company for the proper execution of your duties.

As previously discussed, the salary for this position is CDN$140,000 per annum. It is understood that your salary will be increased to CDN$149,999 after a 90 day period. Your salary will be paid in equal semi-monthly installments on the 15th and the last day of each month. The Company's performance appraisals and salary reviews are conducted annually on or about August 31st of each year and are effective commencing September 1st of each year. You understand and agree that, although salary reviews are conducted annually, the Company makes no representations that salary increases necessarily result from such salary reviews.

The Company is currently developing guidelines for a bonus plan and finalizing the allocation of stock options. You will be entitled to participate in the Company's annual bonus plan in accordance with the policy guidelines that will be set for the plan. Your entitlement to the bonus and stock options shall be on no less favorable terms than the entitlement of the Company's other employees with the same or similar responsibilities to your position. Should an option plan not be implemented with six months of employment commencing, the parties will sit down to discuss alternative compensation arrangements.

You are entitled to three (3) weeks vacation per every full year you are employed by the Company. In addition, the Company closes the office for one (1) week during the Christmas/New Year season which, as a result, will entitle you to an additional five (5) days paid leave during such office closure. The exact dates of such office closure are determined by the Company each year and all staff are advised of these dates well in advance.

The Company's employee benefits currently include medical, dental, vision care plans, plus long-term disability, all as more particularly described in and in accordance with the Company's Empire plan. Should the Company amend or replace such Group Benefits Plan, you will be eligible for the level of benefits provided to other employees of the Company performing the same or similar jobs. You will be eligible for these benefits commencing September 29, 2003.

You agree that we may terminate your services without cause at any time by providing you with the following, based on your length of employment with the Company. For service less than three months, severance will be one month's salary. For service greater that three months there will be one month's working notice and two months severance. After the first year of service, severance will be six months salary and benefits. And after three year of service, severance will be one year's salary and benefits.

If at any time, you decide to terminate your relationship with the Company, you shall give the Company a minimum of one (1) months notice.

Upon leaving the Company's employ, you agree to return all materials belonging to the Company that you may have in your possession, including (without limitation) all keys, credit cards and pass cards.

The Company will reimburse you for the following: CA professional fees, CA professional development fees and seminars, cell phone, parking and business expenses that may reasonably be incurred in your position. The standard of airline and hotel accommodations should be no less than the entitlement of anyone in the Company with a similar position.

Subsequent to a 90 day period, you will be asked to take a director's seat on the Board and will be covered under Director and Officers liability insurance.

There will be a press release issued in the trades as to your appointment as CFO/COO. Any future press releases issued to the financial community must have the approval of the CFO/COO.

You understand that by the nature of your position you will have access and be privy to confidential information about the Company, Peace Arch Entertainment Group Inc., and other companies affiliated with the Company. You agree you will not divulge any of this information to anyone during the course of your employment with the Company or at any time thereafter. You also agree that you will not use any of the Company's confidential information for any purpose other that for the benefit of the Company and in the Company's best interests.

Once signed by you, this shall form a binding agreement between us. We may enter into a more formal agreement, which will include the terms of this letter agreement as well as the Company's standard terms and conditions. However, until such a formal agreement is entered into, this agreement shall be in full force and effect bind you and the Company.

Please sign and date both copies of this letter where indicated below to indicate acceptance of the above terms. One copy will be kept in your confidential personnel file and you should retain one copy for your records.

Should any dispute arise concerning the term of this employment agreement and your employment in general, the company and you agree that such dispute will be settled by binding arbitration in the City of Toronto and subject to the provisions of the Ontario Arbitration Act as amended.

We look forward to a long and mutually rewarding relationship.

Yours sincerely,

Peace Arch Entertainment Group Inc.

Gary Howsam
Chief Executive Officer

Accepted and agreed this 19th day of September, 2003.

Mara Di Pasquale

"Schedule A"
Job Description Chief Financial Officer and Chief Operating Officer

Job Summary:

To direct and oversee all the financial activities of the corporation including preparation of current financial reports as well as summaries and forecasts for future business growth and general economic outlook.

Essential functions:

1) Directs the preparation of all financial reports, including income statements, balance sheets, reports to shareholders, tax returns, and reports for government regulatory agencies.
2) Oversees accounting department, budget preparation, and audit functions. Meet regularly with department heads to keep informed and to offer direction.
3) Review reports to analyze projections of sales and profit against actual figures, budgeted expenses against final totals, and suggests methods of improving the planning process as appropriate.
4) Analyses company operations to pinpoint opportunities and areas than need to be focused on.
5) Confers with CEO and other divisional leaders to coordinate and prioritize planning.
6) Study the company's prospects for future growth and overall opportunities for acquisition or expansion into new areas.
7) Investment and management of funds; works with banks and/or investment bankers to raise additional capital as required for expansion.
8) Work with the CEO in the management, operation and growth of the business.
9) Work with the CEO and reporting to the CEO to support and complete financial and business closings of material project transactions.
10) Review all financial and operational releases.
11) Involved in the hiring of positions at the same level as CFO/COO.